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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Motorcar Parts America, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
620071100
(CUSIP Number)
Midwood Capital Management LLC
Attn: David E. Cohen
575 Boylston St.
4th Floor
Boston, MA 02116
617-224-1751
With a copy to:
Peter M. Rosenblum, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	620071100	Page	2	of	14

1	NAMES OF REPORTING PERSONS David E. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		707,438 (including 13,649 shares underlying exercisable warrants)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

707,438 (including 13,649 shares underlying exercisable warrants)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,438 (including 13,649 shares underlying exercisable warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	620071100	Page	3	of	14

1	NAMES OF REPORTING PERSONS Ross D. DeMont

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		707,438 (including 13,649 shares underlying exercisable warrants)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

707,438 (including 13,649 shares underlying exercisable warrants)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,438 (including 13,649 shares underlying exercisable warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	620071100	Page	4	of	14

1	NAMES OF REPORTING PERSONS Midwood Capital Management LLC I.R.S. Identification No. 14-1885029

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		707,438 (including 13,649 shares underlying exercisable warrants)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		707,438 (including 13,649 shares underlying exercisable warrants)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,438 (including 13,649 shares underlying exercisable warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	620071100	Page	5	of	14

1	NAMES OF REPORTING PERSONS Midwood Capital Partners, L.P. I.R.S. Identification No. 27-0060548

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		317,378 (including 5,854 shares underlying exercisable warrants)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		317,378 (including 5,854 shares underlying exercisable warrants)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,378 (including 5,854 shares underlying exercisable warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	620071100	Page	6	of	14

1	NAMES OF REPORTING PERSONS Midwood Capital Partners QP, L.P. I.R.S. Identification No. 42-1657728

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		390,060 (including 7,795 shares underlying exercisable warrants)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		390,060 (including 7,795 shares underlying exercisable warrants)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

390,060 (including 7,795 shares underlying exercisable warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	620071100	Page	7	of	14

Item 1.	Security and Issuer
This joint statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of Motorcar Parts America, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2929 California St., Torrance, CA 90503.

Item 2.	Identity and Background
This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the “Reporting Persons.” Messrs. Cohen and DeMont (the “Managers”) are the managers of Midwood Capital Management LLC (“Capital”), which is the sole general partner of each of Midwood Capital Partners, L.P. (“LP”) and Midwood Capital Partners QP, L.P. (“QP” and together with LP, the “Funds”). By virtue of their positions, each of the Managers has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)	(a)	David E. Cohen

	(b)	575 Boylston St., 4th Floor, Boston, MA 02116

	(c)	Mr. Cohen is a manager of Capital

	(d)	No

	(e)	No

	(f)	United States

(2)	(a)	Ross D. DeMont

	(b)	575 Boylston St., 4th Floor, Boston, MA 02116

	(c)	Mr. DeMont is a manager of Capital

	(d)	No

	(e)	No

	(f)	United States

(3)	(a)	Midwood Capital Management LLC, a Delaware limited liability company

	(b)	575 Boylston St., 4th Floor, Boston, MA 02116

	(c)	Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds

CUSIP No.	620071100	Page	8	of	14

	(d)	No

	(e)	No

(4)	(a)	Midwood Capital Partners, L.P., a Delaware limited partnership

	(b)	c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

	(c)	LP is a private investment fund engaged in the business of investing in securities.

	(d)	No

	(e)	No

(5)	(a)	Midwood Capital Partners QP, L.P., a Delaware limited partnership

	(b)	c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

	(c)	QP is a private investment fund engaged in the business of investing in securities.

	(d)	No

	(e)	No

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired beneficial ownership of an aggregate of 707,438 shares of Common Stock (including 13,649 shares of Common Stock underlying exercisable warrants) for a total of $7,753,181.43 using cash from the Funds, which amount does not include the exercise price for the unexercised warrants of $15.00 per share. The shares of such Common Stock held by LP and QP are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

Item 4.	Purpose of Transaction
On March 31, 2008, the Ross D. DeMont, principal of Midwood Capital Management LLC, sent a letter to Mr. Selwyn Joffe, Chairman and Chief Executive Officer of the Issuer, setting forth a series of suggestions regarding matters relating to deployment of capital and corporate governance (the “March 31 Letter”). The suggested actions included:
•	The Issuer buying back 10% to 20% of the outstanding Common Stock,

•	Increasing direct ownership of the Common Stock by certain of its directors,

CUSIP No.	620071100	Page	9	of	14
•	Reducing the compensation of one of the Issuer’s directors, and

•	Holding an annual meeting.
In the March 31 Letter, Mr. DeMont also discouraged the Issuer from pursuing the acquisition strategy that had been suggested by the Issuer’s management in a conference call regarding the Issuer’s third quarter financial results. The above summary is qualified in its entirety by the March 31 Letter, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference.
The Reporting Persons have engaged in the past, and may wish to continue to engage in the future, in a constructive dialogue with management of the Issuer (“Management”), as well as with other stockholders of the Issuer and the Issuer’s Board of Directors (the “Board of Directors”), regarding the Issuer’s business operations and new strategies to create and maximize value for the Issuer’s stockholders. The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer’s value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.
Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.
Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

CUSIP No.	620071100	Page	10	of	14

Item 5.	Interest in Securities of the Issuer
(a)     In the aggregate, the Reporting Persons beneficially own 707,438 shares of the Common Stock of the Issuer (including 13,649 shares of Common Stock underlying exercisable warrants), representing approximately 5.9% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 317,378 shares of the Common Stock (including 5,854 shares of Common Stock underlying exercisable warrants), representing approximately 2.6% of the class, (ii) QP beneficially owns 390,060 shares of the Common Stock (including 7,795 shares of Common Stock underlying exercisable warrants), representing approximately 3.2% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 707,438 shares of the Common Stock of the Issuer (including 13,649 shares of Common Stock underlying exercisable warrants) representing approximately 5.9% of the class. The percentage of the Common Stock beneficially owned by Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, is based on a total of 12,084,204 shares of the Common Stock of the Issuer outstanding as of March 31, 2008, which number is the sum of (i) 12,070,555 shares of Common Stock of the Issuer outstanding as of February 4, 2008, as reported in the most recently filed quarterly report of the Issuer on Form 10-Q for the quarter ended December 31, 2007, and (ii) 13,649 shares of Common Stock of the Issuer underlying exercisable warrants held by LP and QP. The percentage of the Common Stock beneficially owned by LP, is based on a total of 12,076,409 shares of the Common Stock of the Issuer outstanding as of March 31, 2008, which number is the sum of (i) 12,070,555 shares of Common Stock of the Issuer outstanding as of February 4, 2008, as reported in the most recently filed quarterly report of the Issuer on Form 10-Q for the quarter ended December 31, 2007, and (ii) 5,854 shares of Common Stock of the Issuer underlying an exercisable warrant held by LP. The percentage of the Common Stock beneficially owned by QP, is based on a total of 12,078,350 shares of the Common Stock of the Issuer outstanding as of March 31, 2008, which number is the sum of (i) 12,070,555 shares of Common Stock of the Issuer outstanding as of February 4, 2008, as reported in the most recently filed quarterly report of the Issuer on Form 10-Q for the quarter ended December 31, 2007, and (ii) 7,795 shares of Common Stock of the Issuer underlying an exercisable warrant held by QP.
(b)     By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.
(c)     The following transactions in the Common Stock were conducted by Reporting Persons from January 31, 2008 (60 days prior to the event which requires the filing of this statement) to the date hereof:

CUSIP No.	620071100	Page	11	of	14

		No. of Shares	Purchase/(Sale)
Person	Date	Purchased/(Sold)	Price Per Share
Midwood Capital Partners, L.P.	1/31/2008	81	8.00
	2/11/2008	(56)	(7.75)
	2/15/2008	(1,022)	(7.75)
	2/22/2008	(584)	(7.48)
	2/27/2008	(5,486)	(7.74)
	2/27/2008	(8,984)	(7.30)
	3/04/2008	(903)	(7.40)
	3/05/2008	(449)	(7.25)

Midwood Capital Partners QP, L.P.	1/31/2008	119	8.00
	2/11/2008	(44)	(7.75)
	2/15/2008	(300)	(7.76)
	2/22/2008	(100)	(7.75)
	2/27/2008	(523)	(7.75)
	2/27/2008	(855)	(7.75)
	3/04/2008	(6,732)	(7.74)
	3/04/2008	(716)	(7.48)
	3/05/2008	(11,016)	(7.30)
	3/05/2008	(551)	(7.25)
	3/10/2008	(1,097)	(7.40)
Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.
(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In connection with the purchase of 91,000 shares of Common Stock of the Issuer, each of LP and QP is party to a Securities Purchase Agreement among the Issuer and the investors identified on the signature pages thereto, dated as of May 18, 2007, and a Registration Rights Agreement among the Issuer and the investors identified on the signature pages thereto, dated as of May 18, 2007. On May 23, 2007, the Issuer also issued (i) to LP a warrant to purchase 5,854 shares of Common Stock of the Issuer and (ii) to QP a warrant to purchase 7,795 shares of Common Stock of the issuer, in each case at an exercise price of $15.00 per share. The forms of each of the Securities Purchase Agreement, the Registration Rights Agreement and the warrant are attached as Exhibits 10.1, 10.2 and 10.4 to the Form 8-K filed by the Issuer on May 18, 2007.

CUSIP No.	620071100	Page	12	of	14
     Except for matters described in this Schedule 13D, and the Exhibits attached hereto, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 1     Joint Filing Agreement by and among David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. dated January 17, 2006.
Exhibit 2     Letter of Midwood Capital Management LLC to Mr. Selwyn Joffe, Chairman and Chief Executive Officer, Motorcar Parts America, Inc., dated March 31, 2008.

CUSIP No.	620071100	Page	13	of	14
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 31, 2008 MIDWOOD CAPITAL PARTNERS, L.P.
By:	Midwood Capital Management LLC General Partner

By:	/s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL PARTNERS QP, L.P.
By:	Midwood Capital Management LLC General Partner

By:	/s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL MANAGEMENT LLC
By:	/s/ David E. Cohen
David E. Cohen
Manager

CUSIP No.	620071100	Page	14	of	14

DAVID E. COHEN
By:	/s/ David E. Cohen
David E. Cohen

ROSS D. DEMONT
By:	/s/ Ross D. DeMont
Ross D. DeMont